Exhibit 4.3

DESCRIPTION OF COMMON STOCK

The following description sets forth certain general terms and provisions of our common stock. The statements below describing the common stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our Certificate of Incorporation, as amended (the “charter”), Bylaws, as amended (the “bylaws”), and applicable provisions of the New Jersey Business Corporation Act (the “NJBCA”).

Authorized and Outstanding Shares

As of March 11, 2020, we were authorized to issue 40,000,000 shares of common stock, having no par value, and 10,000,000 shares of preferred stock, par value $0.01 per share. As of March 11, 2020, we had 17,513,115 shares of common stock outstanding. On March 11, 2020, approximately 1.3 million shares of our common stock were issuable upon exercise of outstanding stock options or the vesting of unvested restricted stock units and approximately 2.8 million shares of our common stock were reserved for future issuance under our stock compensation plans.

Dividend Rights

Subject to all rights of holders of any other class or series of stock, holders of our common stock are entitled to receive dividends if and when our board of directors declares dividends from funds legally available therefor. Under New Jersey law, we are not permitted to pay dividends if, as a result, we would be unable to pay our debts as they come due in the ordinary course of business or if our total assets would be less than the sum of our total liabilities plus the amount that would be needed, if we were to be dissolved at the time the dividend is paid, to satisfy the preferential rights on dissolution of any stockholders whose preferential rights on dissolution are superior to those stockholders receiving the dividend.

Voting Rights

In general, each outstanding share of our common stock entitles the holder to vote for the election of directors and on all other matters requiring stockholder action. In addition, each holder of our common stock is generally entitled to one vote per share and does not have any right to cumulate votes in the election of directors.

Preemptive Rights; Conversion, Sinking Fund or Redemption

Holders of our common stock have no preemptive rights to purchase additional shares of our common stock. Our common stock is not subject to redemption.

Additional Shares

Our charter grants our board of directors the right to classify or reclassify any unissued shares of our common stock from time to time by setting or changing the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption. Accordingly, our board of directors could authorize the issuance of additional shares of our common stock with terms and conditions that could have the effect of discouraging a takeover or other transaction which the holders of some, or a majority, of shares of our common stock might believe to be otherwise in their best interests or in which the holders of some, or a majority, of shares of our common stock might receive a premium for their shares of our common stock over the then market price of such shares. As of the date hereof, our board of directors has no plans to classify or reclassify any unissued shares of our common stock.

Restrictions on Ownership

The Bank Holding Company Act requires any “bank holding company,” to obtain the approval of the Board of Governors of the Federal Reserve (the “FRB”) before acquiring 5% or more of our common stock. Any person,

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other than a bank holding company, is required to obtain the approval of the FRB before acquiring 25% or more of our voting stock and in certain circumstances, more than 10% of our voting stock.

Liquidation Rights

If we voluntarily or involuntarily liquidate, dissolve or wind up, holders of our common stock are entitled to share ratably in our net assets remaining after the payment of liabilities and distributions, in accordance with their respective rights and interests.

Listing; Transfer Agent and Registrar

Our common stock is listed on The Nasdaq Global Market under the symbol “BCBP.” The transfer agent and registrar for our common stock is Computershare, 480 Washington Boulevard, Jersey City, NJ 07310.

Anti-Takeover Provisions of New Jersey law and Our Charter and Bylaws

A number of provisions of New Jersey law, our charter and our bylaws deal with matters of corporate governance and certain rights of stockholders. The following discussion is a general summary of certain provisions of New Jersey law, our charter and bylaws that might be deemed to have a potential “anti-takeover” effect. The following description of certain of the provisions of our charter and bylaws is necessarily general and reference should be made in each case to our charter and bylaws.

New Jersey Anti-Takeover Statute

Business Combinations.   Under the NJBCA, certain “business combinations” between a New Jersey corporation and an “Interested Stockholder” (as described in the NJBCA) are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder, unless an exemption is available. Thereafter a business combination with an Interested Stockholder may be effected if any of the following is met: (i) approval by the board of directors before the Interested Stockholder became an Interested Stockholder; (ii) approval by the affirmative vote of the holders of two-thirds of the voting stock not beneficially owned by the Interested Stockholder; (iii) payment of a fair price as defined in the NJBCA; or (iv) approval by the board of directors or a board committee consisting solely of persons who are not affiliated with the Interested Stockholder before the combination and the affirmative vote of the holders of a majority of the voting stock not beneficially owned by the Interested Stockholder.

New Jersey’s business combination statute does not apply to business combinations that are approved or exempted by the board of directors prior to the time that the Interested Stockholder becomes an Interested Stockholder. In addition, New Jersey’s business combination statute does not apply to any shareholder who was the beneficial owner of the 5% or more of the voting power of the New Jersey corporation’s outstanding stock on June 30, 2013, if the New Jersey corporation did not on that date have its principal executive offices or significant business operations located in New Jersey.

Provisions of Our Charter and Bylaws

Classification of our Board of Directors.   Our bylaws provide that we will have not less than one nor more than 25 directors, and our bylaws provide that the exact number shall be fixed by our board of directors and that the number of directors may be increased or decreased by our board of directors. Our board of directors is currently composed of 12 directors.

Our directors are divided into three classes. The members of each class are elected for a term of three years and only one class of directors will be elected annually. Thus, it would take at least two annual elections to replace a majority of our board of directors. Further, our policies impose certain notice and information requirements in connection with the nomination by shareholders of candidates for election to our board of directors at an annual meeting of shareholders.

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Extraordinary Transactions.   Pursuant to the NJBCA, a New Jersey corporation generally cannot (except under and in compliance with specifically enumerated provisions of the NJBCA) amend its certificate of incorporation, consolidate, merge, sell, lease or exchange all or substantially all of its assets, engage in a share exchange, or liquidate, dissolve or wind-up unless such acts are approved by the affirmative vote of a majority of the votes cast by the corporation’s stockholders entitled to vote, unless a greater percentage is set forth in the corporation’s certificate of incorporation.

Charter Amendments.   In general, a proposed amendment to the charter will be adopted upon receiving the affirmative vote of a majority of the votes cast by the holders of shares entitled to vote thereon and, in addition, if any class or series of shares is entitled to vote thereon as a class, the affirmative vote of a majority of the votes cast in each class vote.

Bylaws Amendments.   Our bylaws may be amended by a majority of the directors then in office or by a vote of the majority of the capital stock outstanding and entitled to vote. Any bylaw, whether adopted, amended or repealed by the shareholders or directors, may be amended or reinstated by the shareholders or directors.

Removal of Directors.   Our charter provides that a director may only be removed, with or without cause, by the affirmative vote of the holders of the majority of shares issued and outstanding and entitled to be cast in the election of directors. In addition, the NJBCA provides that if a corporation’s directors are divided into classes, a director may only be removed by a class vote of the holders of shares entitled to vote for such election.

Absence of Cumulative Voting.   There is no cumulative voting in the election of our directors. Cumulative voting means that holders of stock of a corporation are entitled, in the election of directors, to cast a number of votes equal to the number of shares that they own multiplied by the number of directors to be elected. Because a stockholder entitled to cumulative voting may cast all of his, her or its votes for one nominee or disperse his, her or its votes among nominees as the stockholder chooses, cumulative voting is generally considered to increase the ability of minority stockholders to elect nominees to a corporation’s board of directors. The absence of cumulative voting means that the holders of a majority of our voting shares can elect all of the directors then standing for election and the holders of the remaining shares will not be able to elect any directors.

Authorized Shares.   As indicated above, our charter currently authorizes the issuance of 40,000,000 shares of common stock and 10,000,000 shares of preferred stock. The unissued authorized shares may be used by our board of directors consistent with its fiduciary duty to deter future attempts to gain control of the Company. Also, as indicated above, our board of directors’ right to set the terms of one or more series of preferred stock may have anti-takeover effects.

Effect of Anti-Takeover Provisions

The foregoing provisions of our charter and bylaws and New Jersey law could have the effect of discouraging an acquisition of the Company or stock purchases in furtherance of an acquisition, and could accordingly, under certain circumstances, discourage transactions that might otherwise have a favorable effect on the price of our common stock. In addition, such provisions may make us less attractive to a potential acquirer and/or might result in stockholders receiving a lesser amount of consideration for their shares of our common stock than otherwise could have been available.

Our board of directors believes that the provisions described above are prudent and will reduce our vulnerability to takeover attempts and certain other transactions that are not negotiated with and approved by our board of directors. Our board of directors believes that these provisions are in our best interests and the best interests of our stockholders. In our board of directors’ judgment, our board of directors is in the best position to determine our true value and to negotiate more effectively for what may be in the best interests of our stockholders. Accordingly, our board of directors believes that it is in our best interests and in the best interests of our stockholders to encourage potential acquirers to negotiate directly with our board of directors and that these provisions will encourage such negotiations and discourage hostile takeover attempts.

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Despite our board of directors’ belief as to the benefits of the foregoing provisions, these provisions also may have the effect of discouraging a future takeover attempt in which our stockholders might receive a substantial premium for their shares over then current market prices and may tend to perpetuate existing management. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. Our board of directors, however, believes that the potential benefits of these provisions outweigh their possible disadvantages.

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